

April 27, 2022

Robert Bohorad
Chief Executive Officer
Yuenglings Ice Cream Corporation
One Glenlake Parkway #650
Atlanta, GA 30328

      Re: Yuenglings Ice Cream Corp
           Post-effective amendment to Offering Statement on Form 1-A
           Filed April 19, 2022
           File No. 024-11517

Dear Mr. Bohorad:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 30, 2022 letter.

Offering Statement on Form 1-A filed April 19, 2022

General

1.   We note your responses of April 8, 2022 and April 18, 2022 to comment one of our letter dated March 30, 2022. While your initial response indicated that you determined financial statements and pro forma information for your pending acquisition of Revolution Desserts, LLC were required, you now believe the information is not required because a recently signed letter of intent between the parties is non-binding. To help us better understand your conclusions, we reissue our comment. Please provide us with a clear and full analysis of whether financial statements and pro forma information for each of your planned acquisitions of Revolution Desserts LLC and the production facility are required pursuant to Part F/S of Form 1-A and Rules 8-04 and 8-05 of Regulation S-X. Tell us (i)

whether each of these acquisitions were of businesses as described in Rule 11-01(d) of Regulation S-X; (ii) whether the acquisitions are probable and support any conclusions to the contrary; and (iii) provide your supporting calculations of each of the significance tests outlined Rule 1-02(w) of Regulation S-X. Tell us the amount and nature of the planned consideration for each merger.

2. In addition, please refer to your response dated April 18, 2022 and clarify for us whether it is your determination that the acquisition of Revolution Desserts now is no longer probable. Please address the following:
   - Provide us with a robust discussion of the factors you considered in initially concluding that the acquisition was probable and how, if any, those factors have changed. In this regard, please note that an assessment of probability requires consideration of all available facts and that having a "binding" versus "non-binding" letter of intent would only be one of several factors considered in determining whether consummation of the transaction is probable.
   - Tell us how you considered the expected May 2022 closing date of the transaction in your determination of probability.
   - Explain to us how your determination considered that the assets of Revolution Desserts appear to be more than 50% of your own total assets based on the balance sheet amounts previously included in Exhibit 7.9. In this regard, as explained in FRC 506.02(c)(ii), note that an acquisition is deemed probable where the registrant's financial statements alone would not provide adequate financial information to make an investment decision.
   - Identify for us the material terms of, and highlight all changes between, your "binding" letter of intent and your new "non-binding" letter of intent with Revolution Desserts, and tell us whether Board of Director approval was required and, if so, obtained, on either side.
   - Describe to us the overall status of negotiations and provide us with an expected chronological timeline of pending events that must be accomplished before the expected closing date in May 2022. Discuss all open contingencies and explain why you believe they will be resolved by the expected closing date.

You may contact Bradley Ecker, Staff Attorney, at (202) 551-4985 or Sherry Haywood, Staff Attorney, at (202) 551-3345 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing